Mail Stop 4561

August 15, 2007

Mr. Robert E. James
Chief Executive Officer
First Charter Corporation
10200 David Taylor Drive
Charlotte, NC 28262-2373

      RE: First Charter Corporation
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Filed April 5, 2007
                File No. 0-15829

Dear Mr. James:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006
Credit Risk Management
Loan Administration and Underwriting, page 44

1.   We note the disclosure in your Form 8-K filed June 14, 2007 that "In addition, without First Charter's knowledge, many of these lot purchasers simultaneously acquired additional lots in these developments financed by other financial institutions." Please tell us and in future filings disclose the procedures that you have in place to mitigate the risk of extending credit to highly leveraged borrowers. If these procedures changed as result of the enhancements made with

respect to lot loans underwriting as disclosed in your June 30, 2007 Form 10-Q, please tell us how they changed.

Regulatory Recommendations, page 59

2.   We note your disclosure that management is not presently aware of any current recommendations to the Corporation or to the Bank by regulatory authorities which, if they were implemented, would have a material effect on the Corporations liquidity, capital resources or operations. The "if they were implemented" language appears to imply that there are current regulatory recommendations. Please provide us with a summary of the regulatory recommendations, if applicable.

Consolidated Statements of Cash Flows, page 68

3.   We note you incurred debt extinguishment expense and derivative termination costs of $6.8 million and $7.7 million, respectively during the fourth quarter 2005, resulting from the de-leveraging of your balance sheet. Please tell us the specific line item(s) in which these amounts are reported on your Consolidated Statements of Cash Flows.

4.   We note your disclosure on page 81, that the cash portion of consideration paid to acquire GBC totaled $30.6 million. We also note that cash and cash equivalents acquired totaled $21.4 million according to your statements of net assets acquired on page 82. Please reconcile these amounts to the $27 million reported in the line item "cash paid in business acquisitions, net of cash acquired" on your Consolidated Statements of Cash Flows.

Note 1- Summary of Significant Accounting Policies
Loan Sales and Securitizations, page 73

5.   We note your disclosure that during 2006, $1.4 million of residential mortgage loans were sold with recourse. Please tell us and in future filings disclose the nature of the recourse.

Note 11- Allowance for Loan Losses, page 92

6.   We note your allowance for loan losses increased approximately $4.2 million during 2006 due to addition of GBC's Bancorp's allowance for loan losses. Please tell us the composition of the loan portfolio acquired and how you applied the guidance of SOP 03-3.

Note 13- Premises and Equipment, page 94

7.   We note your disclosure that in the fourth quarter of 2005, the Corporation corrected the net book value of premises and equipment to reflect the value of the assets in the fixed asset records and that the net amount of the correction of $1.4 million was recognized as a current period reduction of occupancy and equipment expense on the consolidated statements of income. Please provide us with the following additional information regarding this correction:

- tell us whether you determined your prior accounting to be in error;
- if you determined that a restatement of your historical financial statements was not required, provide us with a qualitative and quantitative assessment of materiality for the related quarterly and annual periods which supports your determination; and
- if you continue to provide the aforementioned disclosure in your future filings, please revise to clearly describe the nature of the accounting change.

Item 9A-Controls and Procedures
Changes in Internal Control over Financial Reporting, page 117

8.   We note your disclosure here and similar disclosure in Item 4 of your Q1 & Q2 2007 Form 10-Qs, that "there have been no changes in, the registrant's internal control over financial reporting that occurred during the quarter ended, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting, except…..." We believe an "except for" statement in regards to changes in internal control over financial reporting is not a clear statement.

- please clarify for us that there *wer*e, if correct, changes in your internal control over financial reporting that occurred during the quarters ended December 31, 2006, March 31, 2007 and June 30, 2007 that have materially affected, or are reasonably likely to affect, your internal control over financial reporting; and
- in future filings, clearly disclose whether there *were* or *were no* such changes during the period then ended.

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief